Exhibit 4.8


   Dear Shareholder:

   In response to shareholder interest, The Marcus Corporation is pleased to offer its shareholders of record the opportunity to participate in our Dividend Reinvestment and Associate Stock Purchase Plan. The plan is intended to help you expand your stock ownership in The Marcus Corporation by allowing you to reinvest the cash dividends you receive and make supplemental cash investments in additional shares of common stock. This voluntary plan allows you to buy our shares at a lower cost than you would normally incur on your own since you won't have to pay brokerage commissions or service charges to buy shares.

   There are two ways you can take advantage of the plan:

        (1) you can reinvest all or part of your common stock cash dividends in additional shares, and

        (2)  you can purchase more shares with additional cash payments.

   Details of the plan are explained in this brochure and prospectus. To participate in the plan, just complete and mail the enclosed shareholder authorization card.

   We hope this plan will be helpful to you in achieving your investment objectives. As always, thank you for your interest and support.

   Sincerely,

   Stephen H. Marcus

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                                  PLAN SUMMARY

   Dividend Reinvestment

   This is a simple and automatic way to apply your quarterly common stock cash dividends to buy more stock. By authorizing The Marcus Corporation to pay all or part of your cash dividends to your agent, Firstar Trust Company, the Trust Company will use your dividends to buy additional shares of stock for your account. The shares purchased with your dividends will also earn future dividends for reinvestment, helping your investment compound and grow even faster.

   Supplemental Cash Investments

   You can also send the Trust Company a check each month (or less frequently) payable to "Firstar Trust Company" for an amount between $100 to $1,500 to buy additional shares of The Marcus Corporation common stock. You need not invest regularly and you may vary the amount invested each time within the prescribed dollar limits. All cash dividends earned on these shares will automatically be reinvested in additional shares of The Marcus Corporation common stock.

   Plan Features

   -    You may reinvest all or part of your quarterly cash dividends.

   -    You pay no service fees or brokerage commissions on purchases.

   - You can send in a check for between $100 and $1,500 to supplementally purchase additional shares of The Marcus Corporation common stock monthly or less frequently.

   - Participation in the plan is voluntary and can be terminated at any time.

   - You receive an easy-to-understand account statement from the Trust Company following each investment.

   - All stock certificates are retained by the Trust Company in your account, preventing their loss or theft.

   - To obtain your stock certificates or end your participation in the plan, simply send the Trust Company a written request.

   - You must own stock of record (in your own name) to participate. Your broker will transfer shares held in street or nominee name to your name upon request.

   -    Fees and commissions from the sale of stock are your responsibility.

   - Your investment in our common stock is subject to market risk, including the risk that our stock value may go down after you buy shares. There is no guarantee of stock performance.

   How to Enroll

   To participate in the plan, simply complete the enclosed authorization card and mail it to:

   Firstar Trust Company
   Corporate Trust Department
   P.O. Box 2077
   Milwaukee, WI  53201-2077

   For reinvestment of dividends, the form must be received at least two business days before the record date for a dividend payment. If the form is received after that time, dividend reinvestment will begin with the next quarterly cash dividend payment. Supplemental cash investments must be received by the tenth day of the month to be invested that month.

   Prospectus

   The Prospectus, which provides the complete terms and conditions of the plan, begins on Page 5. Please read the Prospectus carefully before deciding to participate in the plan.

   For Additional Information:

   Call toll free 1-800-637-7549
   or in the Milwaukee area call: 276-3737